Filed Pursuant to Rule 433

Registration Statement Nos. 333-288681, 333-288681-01, 333-288681-02, 333-288681-03,

333-288681-04, 333-288681-05, 333-288681-06 and 333-288681-07

Amcor Flexibles North America, Inc.

US$750,000,000 4.250% Guaranteed Senior Notes due 2029

US$750,000,000 5.125% Guaranteed Senior Notes due 2036

With full and unconditional guarantees

as to payment of principal and interest by each of

Amcor plc

Amcor Finance (USA), Inc.

Amcor UK Finance plc

Amcor Group Finance plc

Amcor International UK plc

Berry Global Group, Inc.

Berry Global, Inc.

Pricing Term Sheet – March 5, 2026

Issuer:	Amcor Flexibles North America, Inc.

Guarantors:	Amcor plc, Amcor Finance (USA), Inc., Amcor UK Finance plc, Amcor Group Finance plc, Amcor International UK plc, Berry Global Group, Inc. and Berry Global, Inc.

Expected Ratings*:	Baa2 (Stable) (Moody’s) / BBB (Stable) (S&P) / BBB+ (Stable) (Fitch)

Ranking:	Senior Unsecured

Format:	SEC Registered Global Notes

Day Count:	30/360, unadjusted

Trade Date:	March 5, 2026

Settlement Date**:	March 10, 2026 (T+3) (New York Business Days for Settlement)

Business Day Convention:	Following Business Day Convention

Business Days:	New York, London, Zurich

Governing Law:	State of New York law

Denominations:	Minimum of US$2,000 with increments of US$1,000 thereafter

Global Coordinators:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Joint Book-Running Managers:	Mizuho Securities USA LLC

TD Securities (USA) LLC

UBS Securities LLC

BBVA Securities Inc.

BNP Paribas Securities Corp.

BofA Securities, Inc.

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

ING Financial Markets LLC

Rabo Securities USA, Inc.

Santander US Capital Markets LLC

Standard Chartered Bank

Wells Fargo Securities, LLC

Listing:	N/A

Terms Applicable to 4.250% Guaranteed Senior Notes due 2029

Principal Amount:	$750,000,000

Maturity Date:	March 8, 2029

Benchmark Treasury:	UST 3.500% due February 15, 2029

Benchmark Treasury Price and Yield:	99-22 ⅜ / 3.608%

Spread to Benchmark Treasury:	T+65 bps

Coupon:	4.250% per annum (payable semi-annually)

Re-Offer Yield:	4.258% semi-annual

Re-Offer Price:	99.978%

Fees:	25 basis points

All-in Price:	99.728%

Redemption Amount:	100% of face value at Maturity Date

Interest Payment Dates:	Payable semi-annually in arrears on March 8 and September 8 of each year, beginning September 8, 2026 and ending on the Maturity Date, subject to the Following Business Day Convention

Optional Redemption:	Prior to February 8, 2029 (one month prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus) plus 10 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP:	02344A AJ7

ISIN:	US02344AAJ79

Terms Applicable to 5.125% Guaranteed Senior Notes due 2036

Principal Amount:	$750,000,000

Maturity Date:	March 12, 2036

Benchmark Treasury:	UST 4.125% due February 15, 2036

Benchmark Treasury Price and Yield:	99-28 / 4.140%

Spread to Benchmark Treasury:	T+100 bps

Coupon:	5.125% per annum (payable semi-annually)

Re-Offer Yield:	5.140% semi-annual

Re-Offer Price:	99.883%

Fees:	45 basis points

All-in Price:	99.433%

Redemption Amount:	100% of face value at Maturity Date

Interest Payment Dates:	Payable semi-annually in arrears on March 12 and September 12 of each year, beginning September 12, 2026 and ending on the Maturity Date, subject to the Following Business Day Convention

Optional Redemption:	Prior to December 12, 2035 (three months prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus) plus 15 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP:	02344A AK4

ISIN:	US02344AAK43

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: It is expected that delivery of the Notes will be made to investors on or about March 10, 2026, which will be the third business day following the date of pricing of the Notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the business day before the date of delivery will be required, by virtue of the fact that the Securities initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes prior to one business day before the date of delivery should consult their own advisor.

This communication is intended for the sole use of the person to whom it is provided by the sender. This document may not be reproduced, distributed or published by any recipient for any purpose. This document has been prepared for information purposes only and does not take into account the specific requirements, investment objectives or financial circumstances of any recipient. The recipient should seek independent financial, legal, tax and other relevant advice and should independently verify the accuracy of the information contained in this document.

No EEA PRIIPs KID – No EEA PRIIPs key information document (KID) has been prepared as the Notes are not available to retail in the European Economic Area.

No UK PRIIPs KID – No UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail in the United Kingdom.

The Issuer has filed a registration statement (including a prospectus), as amended, with the SEC for the offering to which this communication relates. The information in this pricing term sheet supplements the Issuer’s preliminary prospectus supplement, dated March 5, 2026 (the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Before you invest, you should read the Preliminary Prospectus, together with the prospectus in that registration statement and other documents each of the Issuer and Amcor plc has filed with the SEC for more complete information about the Issuer, Amcor plc and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or J.P. Morgan Securities LLC at 1-212-834-4533.

The information in this pricing term sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus.

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